Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: January 21, 2021

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following interview with WIRED was posted on Salesforce’s website on January 21, 2021.

The Virtual Workforce: The Shifting Paradigm of What It Means to Go to the Office

Bret Taylor, President and COO, Salesforce; Stewart Butterfield, CEO and Cofounder, Slack; with Megan Greenwell, WIRED

Megan Greenwell: Bret Taylor, the President and COO of Salesforce and Stewart Butterfield the CEO and Cofounder of Slack, today we’ll be discussing the future of work and how to redefine our concept of the office before we kick things off I want to let you all watching at home, know that we encourage you to submit questions in the chat window starting now. And we will include as many of those questions as possible in the final 10 minutes or so of the event. And now I’d like to introduce our panelists. As President and COO of Salesforce, Bret Taylor leads the company’s global product division, as well as engineering, security, marketing and communications initiatives. Previously, he was a Cofounder and the CEO of Quip which Salesforce acquired in 2016. And before that, he served as the CTO of Facebook, where he saw the company through its IPO in 2012, and is credited with the invention of the ‘Like’ button. Bret joined Facebook in 2009 after it acquired his social networking company Friendfeed. He started his career at Google, where he co-created Google Maps. Thanks for having us. Thanks for coming. Bret.

Stewart Butterfield is the CEO and Cofounder of Slack. In 2013 Stewart and his team launched Slack which grew into the leading channel based messaging platform. In 2003, he co-founded Flickr. He’s been named one of Time’s 100 most influential people in the world, one of Business Week’s top 50 leaders, and in 2015 was named Technology Innovator of the Year by the Wall Street Journal Magazine. Thanks for coming Stewart.

So, I want to start, I want to talk about several aspects of our changing work culture, but I thought I should start with the acquisition that brought you two together last month. On December 1, nine months into a pandemic that had made Slack even more of a force and millions of workers lives, Salesforce acquired Slack for $28 billion in a deal that you, Stewart, called “the most strategic combination in the history of software.” I’ll start with you, Bret – can you talk a little bit about your shared goals for the combined company to change the way we work?

Bret Taylor: It’s become almost trite to talk about the impact of 2020 on the way we work, but I really can’t overstate how significant it is, you know we have events like this are going over Zoom, retailers around the world have gone from brick and mortar to curbside pickup and direct consumer digital medical care for many of us is the first time we experienced telehealth, and now every CEO I talked to around the world, the big question is, “of the habits that we’ve developed in this pandemic, what will we retain on the other side?” And when I look at that, I think about flexible work, I think about employees who will take advantage of the fact that we’ve all learned how to effectively work from home to maybe have a more flexible work environment for themselves. I think about sales people thinking “do I need to get on the airplane?” or can I communicate digitally with my customer? I think about you know, customer service, I think about marketing, I think about e-commerce and just how much has permanently changed. And when I look at the future, I just think about how relevant Slack is to all of us. As you know, colleagues, as customers, as consumers. I really think of it as kind of the operating system for the new way we work. And I think the combination of Slack, plus all of the applications Salesforce makes for people and sales and customer service and marketing and e-commerce. It’s an incredible opportunity to say, “what does the company need to succeed in this all digital work, anywhere world?” So that’s, that’s our vision and I’m really hopeful that we can kind of accelerate what Slack started in transforming the way all of us work together.

Megan Greenwell: And Stewart – how would you characterize the pandemic’s impact on the way we think about the workplace, generally?

Stewart Butterfield: Well, I can acknowledge that a lot of this is very much up in the air and we’ll kind of see how it evolves, but I think many of the things that Bret touched on are really important. We kind of have evolved the form of business we have today, over the last, maybe 100 years or so. Not because anyone designed it to be this way, but because this was just the way that things evolved. And I think it’s really important for people to physically get together, at least sometimes, but almost certainly given the technology that has been developed since maybe the 1970s, we’re over reliant on that. The amount of business travel that I did before, even though I was probably only in the top half, seems kind of preposterous now, now we know that we’re able to do this all from home, and it doesn’t mean that I wouldn’t wish that the pandemic would end and we could physically get together and go visit customers to come visit us or spend time with my team. But we obviously had this capability before because companies like us were able to turn around in a week and just continue over the course of the year quite productively and almost every company was regardless of their, their industry unless they were directly affected by the pandemic. And if you ask them most of their chief executives, a week before that happened, whether they would be able to, they would have been like me, I would have said, No, it’s not. I don’t think it’s possible for us to just all start working from home the next weekend, and kind of maintain the same level of activity. So sometimes things that seem impossible when they need to happen, or you discover that you’re able to do them. I think with that discovery comes an era where rather than kind of random chaotic evolution of business practices, but a little bit more intentionality and a little bit more design and a little bit more thoughtfulness about how we can best leverage technologies to work.

Megan Greenwell: Bret, I’m curious, how much do you see what has changed over the past year as an acceleration of long term trends? We were already moving in this direction anyway. Salesforce and Slack are already integral tools in our lives. And to what extent do you think something has fundamentally changed? That there’s something fundamentally new going on as a result of the pandemic?

Bret Taylor: I think definitely a lot of 2020 has been about accelerating trends, you know, it’s not like we hadn’t experienced e-commerce before this past cyber week. But when you look at the volume of e-commerce and the penetration, the number of people around the world who experienced e-commerce for the first time, was a meaningful multiyear acceleration that trend and we’re not going back. I look at things like telehealth, another good example we’ve been talking about that and there was a number of both expectations regulatory hurdles that 2020 sort of forced society to work through. And now that people have experienced convenience of things like telehealth, we’re not going back you know and I look at the number of consumer goods companies who perhaps had an initiative to go direct to consumer prior to the pandemic, but once digital was the only channel left, they accelerated that initiative. And I think it’s permanently changed you know the business model of a lot of companies. So I do think that I view this I think we’ll look back at this year as accelerating the digitization of the economy accelerating the digitization of the workplace. And I think those are really meaningful trends. Stewart said something that I think is important, which is you know if you had asked me I mean we’re Salesforce, we have Salesforce Tower we’re very oriented towards our real estate. If you’d asked me if we could be successful digitally as a company, I probably would have laughed at you and certainly with no preparation, it would have felt unachievable but we did it. The thing I don’t think anyone knows right now though it’s really fun to talk about is, once we are no longer required to be separated for health concerns, what is the new normal that we embrace, as employees as companies? And what does that look like? It was interesting, in the middle of this pandemic, we did a survey of our employees, and the vast majority wanted to work remotely. We redid the same survey recently and 72% of our employees want to return to the workplace because of the fatigue of the pandemic. I think that’s really interesting because it really shows you that, I think, the best companies will look about “how do I intentionally develop my culture in this all digital work in your world?” And what does that flexible hybrid model look like? I think that’s the most interesting question facing every company right now.

Megan Greenwell: And Stewart – Slack is always regarded as a place that has a really strong company culture, you know, all of us who are plugged in to what’s going on in in Silicon Valley in San Francisco hear a lot about Slack culture. And I’m curious you know how that’s sustained and what you guys have learned for you know the future when we’re not separated anymore?

Stewart Butterfield: Yea, we’ve definitely been able to maintain it, and I guess there’s still an open question for me and for many others. How much of that is reliant on the fact that we work together, physically for something prior to this? So, I actually don’t know the current number but at least 25% of our employees today started post pandemic. So, the 75%, the ones who started pre pandemic, they got flown out to San Francisco whether they worked in Dublin or Tokyo or anywhere else. They spent a week with members of their team, that kind of onboarding. They attended events, small groups, large groups. And in that process of even just waiting for the elevator or hanging out in the lobby waiting for your ride, you form these weak relationships, and I don’t mean we can kind of a negative way at all. Just in contrast to the strong ties you have with your manager, your direct reports or your people you work with most closely. And how much work was were those weak social ties doing in creating cultural cohesion? That’s a question that we still have yet to answer. However, I think there’s been a little bit of an inversion, whereas before even though we sold Slack, probably looked at digital technologies as a way of augmenting the real way that you worked which was together in a room with people. And I think that we’re experiencing an inversion there. So the real way you work together as the digital way. And now you can augment that with in person meetings. Again, of course, once the vaccine is more widespread and the pandemic subsides. And I think that way of thinking, you know that your real headquarters is the digital headquarters, as opposed to your real headquarters being for us 500 Howard Street in San Francisco. That’s like a real paradigm shift and I think a shift in the way people approach, organizational design company culture, productivity, all of those things. So I think the biggest maybe this is my hope, and we’ll see what happens. My hope is that we can find the best of both worlds. We can really take advantage of the technologies that are most helpful for us and where your physical presence is a big augmentation to either create a culture or forming relationships, we’re able to take advantage of that as well.

Megan Greenwell: I want to talk a little bit about the business travel question in particular. I also used to travel to San Francisco from my home in New York all the time to see my team. And, you know, all of the tools we use pre-existed the pandemic, so it’s not like we’re doing anything new. I’m curious about how your teams, we’ll start with you Stewart since you’re already on screen, how they sort of coped with that and learned how to do things in new ways using existing tools?

Stewart Butterfield: Yeah, so the onboarding is maybe the best example. We have a really dedicated team and we’ve invested a lot in learning and development and new hire onboarding since the very beginning. And you go back to like, March, 15 or something like that, after the offices had already been shut down and while we’re still in this really uncertain period of trying to figure out how we’re going to work for some of the our employees like maybe sales and marketing, there were some pretty big question marks. About “are we still going to have events? Are we still going to do field marketing? Are we still going to have customer meetings? Are still going to have executive briefing centers?” But I think a lot of that work was able to continue in a relatively natural way, at least temporarily, because of course we did meet the customers remotely pre pandemic and we did do virtual events and digital marketing. The ones that were really interesting were recruiting and that onboarding process because they were just so different than the thought of making hires without physically meeting them face to face and without that kind of almost ritual of them showing up the office and meeting people and learning about the culture and how the company works. Those ones seems a lot more difficult. And those teams were able to really dive in, you know, kind of take charge, and while you can’t constantly be paying attention that the meta level of how you do things to the same degree that you’re paying attention to actually doing them; a really intense period allowed the creation of a totally new way of onboarding, and I think that we would almost certainly, in a world where we were able to physically get people together, be much more reliant on the digital means. It’s just an inertia, you know, there’s still plenty of places where you go to the office building and you literally take a pen and fill something out on a piece of paper and then that thing gets scanned, or maybe OCR, or maybe there’s someone who has a data entry job and copies information from this four meter database. Even today in the pandemic there’s still quite a bit of that. And, of course, it’s obviously better to digitize those things. In the same way, we look critically at the processes that we had before and which ones could have been improved dramatically through digital means. So I guess you know, there’s an overall lesson from that it’s maybe we need to be a little bit more introspective or be a little bit more deliberate in assessing the ways in which we’re working to try to find those solutions.

Megan Greenwell: That’s great. And, Bret, you know sales is firstly, a very high touch field. So I’m curious what pain points you found both within Salesforce and for your clients, and how you’ve addressed them in the remote work world.

Bret Taylor: Yeah, it’s a really interesting question, I think at the beginning of this pandemic, because we were so unprepared for it, like so many other companies, our sales team and I think sales teams I spoke with around the world. It was a bit of paralysis. It was a bit like Stewart was just talking about, the way things were done suddenly stopped, and so everyone had to collectively reinvent the way they work. And that was an incredible challenge. I do think that I really liked the way Stewart articulated the way I think about it is that the world collectively has now developed a beginner’s mind about the way we do work, you know so much of what we did was because that’s the way we did it before. And now that we’ve been forced to reimagine the way we work I think the opportunity is to say, “okay, on the other side of this, how do we want to intentionally rebuild our culture when it’s, you know, an option for us?” I’ll give the example you brought up of sales because it’s a great one. What we did here at Salesforce was, we really had to do sort of a call to action at our company around what we call participation, which is just the way we work has fundamentally shifted. Everyone needs to be accountable for their customer success, get on that phone, get on that zoom and just make a call and ask how you can be helpful. We called it our pandemic operating model and we basically went around the company and said, “don’t have paralysis and just get on the phone and ask how you could be helpful.” It turned into something we called the million Zoom challenge just to activate our entire employee base to just be engaged with our customers as they’re going through what I think was probably the most meaningful disruption any of us have experienced in our business lives in our careers. And on the other side of that, I think it really sort of begs the question like Stewart was talking about with recruiting, which is now that we’ve developed this deep relationship with all of our customers digitally. What does it look like on the other side of this? I think I will speak for Salesforce, but I think reflects what I’m hearing from our customer base, which is I think an appetite to not just snap back to the way things were, and there’s a theme of really people doing it intentionally. I was just on the phone with an insurance company this morning that estimates, even on the other side of this pandemic over 70% of their workforce will be distributed. And I think that’s really representative of the customer conversations I’m having.

Megan Greenwell: We’ve heard a lot this year about how you know people have a harder time disconnecting when their home is their office and their offices their home. I was up with insomnia at 4am this morning, and I started responding to working I was like, “what am I doing this is crazy. Don’t do this.” So I’m curious, we’ll start with Stewart, how you sort of enforce boundaries and help your employees do the same.

Stewart Butterfield: Great question and you know the answer was, we’re still figuring it out, and there’s a couple other things that come into play so your home is your work. For many people, your home is also your kid’s school.

And these physical spaces weren’t necessarily designed to accommodate that. A lot of people chose where they live based on a bunch of criteria that, in retrospect may not have been as important or maybe would have been displaced in importance by the stuff that you need today. All of this will change. At some point the pandemic will subside. And I think it’ll be a very different experience for a couple of reasons. So one is the amenities of normal life will be back, you can go get your nails done or you can sit in a cafe with your laptop and get some work done while watching people go by. All the things that were sources of satisfaction or variety. I also think there is a good reason people are, in many cases, a good reason people want to separate their work life and their home life and be going into the office, there’s not just like a ritual that they enjoyed but it kind of created that dedication.

One thing we haven’t really touched on is the market forces at play here so the longer this goes on the more likely it is that employees who are currently allowed to work remotely, will decide. “alright, well, I’m going to move further away from the city center and get a larger place because kids can go outside.” As that happens, you can’t expect everyone to snap back. So I think there will be…enforced is the wrong word but they’ll be kind of like some constraints on the way in which we can design spaces. But one thing that I think we’ll see a lot of is local co-working spaces in a more distributed sense. So people still get to go see their colleagues or some cases just you know other people who are working without necessarily going into one of our offices. There’s a question mark there but it’s having to create the discipline yourself that previously was enforced by the physical separation of spaces is hard, just like anything else. Our willpower is limited, you know, like it was procrastination or sticking with your diet getting exercise, eating healthy spending more time reading rather than watching TV. Whatever it is, we’re pretty bad at doing things, even when we want to and we know that they’re better for us. So it’s good that you caught yourself at 4am. But I think you’re probably still gonna be catching yourself doing the same thing until there’s some means by which we can supplement your will, you know, like, there’s some something outside of your brain and in your house or your apartment that can help because I think we, as humans, you kind of need that.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between salesforce.com, inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce’s or Slack’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 that was filed with the Securities and Exchange Commission (“SEC”) and the definitive proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce filed with the SEC a registration statement on Form S-4 on December 23, 2020, that includes a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive proxy statement/prospectus. The information in the proxy statement/prospectus is not complete and may be changed. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and proxy statement/prospectus and all other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC, including the definitive proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the proxy statement/prospectus, including any amendments thereto, as well as the definitive proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus, and the definitive proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.